THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

January 13, 2009

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

RE:	Grace 1, Inc.
Form 10-K for the Fiscal Year Ended
May 31, 2008
Filed July 31, 2008
File No.: 000-52061

Dear Ms. Jenkins:

Below please find our responses to the Commission’s comments in its letter dated January 8, 2009 (the “Comment Letter”), regarding the above-captioned Registration Statement filed by Grace 1, Inc., a Delaware corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company simultaneously with the delivery of this response letter, the Company has filed Amendment No.1 to the above-captioned Form 10-K therein reflecting our responses below.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

Form 10-K for the Fiscal Year Ended May 31, 2008

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 15

1.
We note that your certifying officers concluded that your disclosure controls and procedures were sufficiently effective.  Please explain to us the meaning of sufficiently effective.  It is not clear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective or ineffective.

We have amended the Form 10-K to clearly state that the Company’s Principal Executive and Financial/accounting  officer has concluded that the Company’s disclosure controls and procedures are effective. In future filings, we will state in clear and unqualified language, the conclusion reached by the Company’s principal executive and principal financial officers regarding the effectiveness of the Company’s disclosure controls and procedures.

2.
In light of the comments below regarding deficiencies in management’s annual report on internal control over financial reporting, please consider whether management’s failure to provide a complete report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.  If you continue to believe that your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion.  Otherwise, please amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and any remediation plans that have or will be enacted.

We have amended the Form 10-K to state that in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2008, the Company’s Principal Executive and Financial/accounting Officer evaluated the Company’s internal control over financial reporting using the framework set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and that the Principal Executive and Principal Financial/Accounting Officer concluded that the design and operation of the Company’s internal controls and procedures are effective as of May 31, 2008.

Limitations on the Effectiveness of Controls, page 15

3.
We note your statement that “a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.”  We also note similar statements in your quarterly reports for the periods ended August 31, 2008 and November 30 , 2008.  Please confirm that in future filings that you will state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective sand that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  As an alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures.

We have deleted this reference.  In future filings, we will not include this reference.

Management’s Report on Internal Control over Financial Reporting, page 15

4.
Please revise to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(T)(a)(2) of Regulation S-K.

As stated in our response to Comment #2, we have amended the Form 10-K to state that in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2008, the Company’s Principal Executive and Financial/Accounting Officer evaluated the Company’s internal control over financial reporting using the framework set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Other Exchange Act Reports

5.
Please revise your other Exchange Act reports, as necessary, to comply with the comments above.  Specifically address our comments above regarding the level of assurance of your disclosure controls and procedures.

We have reviewed the Company’s filed Exchange Act reports and note that the Company had stated that its disclosure controls and procedures were effective – not sufficiently effective as in the Company’s Form 10-K for the fiscal year ended May 31, 2008.  In future filings, the Company will comply with the comments above, specifically the comments regarding the level of assurance of the Company’s disclosure controls and procedures.

CERTIFICATION

I, Virginia K. Sourlis, Esq., the President (Principal Executive and Financial/Accounting Officer), of Grace 1, Inc., a Delaware corporation (the “Company”), hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s annual report on Form 10-K for the fiscal year ended May 31, 2008 and Amendment No. 1 thereto;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certification this 9th day of January 2009.

Dated: January 13, 2009	/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq. President of Grace 1, Inc. (Principal Executive Officer) (Principal Financial Officer)